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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

QRS Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74726X105

(Cusip Number)

Peter R. Johnson
600 Montgomery Street, 45th Floor
San Francisco, CA 94111
(415) 248-0300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74726X105			Page 2 of 8

1.	Name of Reporting Person: Peter R. Johnson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,614,878

		8.	Shared Voting Power: 76,200

		9.	Sole Dispositive Power: 1,614,878

		10.	Shared Dispositive Power: 76,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,691,078

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 74726X105			Page 3 of 8

1.	Name of Reporting Person: The Peter R. and Victoria J. Johnson Foundation		I.R.S. Identification Nos. of above persons (entities only): 94-3347563

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 30,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 30,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 74726X105			Page 4 of 8

1.	Name of Reporting Person: Peter R. Johnson and Victoria J. Johnson GST Trust		I.R.S. Identification Nos. of above persons (entities only): 94-6749676

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 46,200

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 46,200

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 74726X105			Page 5 of 8

1.	Name of Reporting Person: Avling Partners, LLC		I.R.S. Identification Nos. of above persons (entities only): 35-2212468

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Disclaimed (See 11 below)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: Disclaimed (See 11 below)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Beneficial Ownership of all shares disclaimed by Avling Partners, LLC.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer.

This statement constitutes Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on September 12, 2003 (the “Schedule 13D”) with respect to the common stock, par value $0.001 per share (the “Shares”), of QRS Corporation, a Delaware corporation (“QRS” or the “Issuer”), with its principal executive offices located at 1400 Marina Way South, Richmond, CA 94804-3747.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     “Mr. Johnson, the Foundation, the Trust and GTCR Golder Rauner, LLC may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act.”

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding the following before the fourth paragraph thereof:

     “Avling Partners, LLC (“Avling”) and GTCR Golder Rauner, LLC (“GTCR”) delivered a letter to QRS dated July 16, 2004, a copy of which is attached hereto as Exhibit 99.1, pursuant to which a group led by Avling and GTCR indicated their interest to acquire QRS in an all cash transaction at a price of $6.75 per common share of QRS, subject to certain conditions, as more fully described in the attached letter. There can be no assurances that a definitive agreement will be entered into or a transaction will be consummated with respect to the proposal set forth in the attached letter. Mr. Johnson is a Partner and majority equity holder of Avling.”

Item 5. Interest of Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     “The stock options under which Mr. Johnson had the right to acquire 127,082 Shares expired by their terms on June 30, 2004.

     Neither the filing of this Amendment No. 1 nor anything contained herein is intended as, or should be construed as, an admission that Avling is the “beneficial owner” of any Shares.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See response to Item 4 above.

Item 7. Material to be Filed as Exhibits.

The following document is attached as an exhibit to this Schedule. Such document is summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire document attached hereto.

Exhibit 99.1: Letter from Avling Partners, LLC and GTCR Golder Rauner, LLC, dated July 16, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2004 Date	/s/ Peter R. Johnson By: Peter R. Johnson
The Peter R. and Victoria J. Johnson Foundation
July 16, 2004 Date	/s/ Peter R. Johnson By: Peter R. Johnson Title: Director
Peter R. Johnson and Victoria J. Johnson GST Trust
July 16, 2004 Date	/s/ Peter R. Johnson By: Peter R. Johnson Title: Trustee
Avling Partners, LLC
July 16, 2004 Date	/s/ Peter R. Johnson By: Peter R. Johnson Title: Partner

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Letter from Avling Partners, LLC and GTCR Golder Rauner, LLC, dated July 16, 2004.